SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              ----------------------------------------------------

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                                Andrx Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    03455110
                                 (CUSIP Number)

                                Robert C. Funsten
                          Watson Pharmaceuticals, Inc.
                            311 Bonnie Circle, Corona
                                California 91720
                                 (909) 270-1400
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 23, 1999
             (Date of Event which Requires Filing of this Statement)
        -----------------------------------------------------------------

            If the filing person has previously filed a statement on
           Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
             schedulebecause of Rule 13d-1(e), (f) or (g), check the
             following box |_|. Check the following box if a fee is
                       being paid with this statement |_|.

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person
         Watson Pharmaceuticals, Inc. ("Watson")
         -----------------------------------------------------------------------
         I.R.S. Identification No. 95-3872914
         -----------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of Group (See Instructions)
          | | (a)
                  --------------------------------------------------------------
          | |  (b)
                  --------------------------------------------------------------

(3)       SEC Use Only
                      ----------------------------------------------------------

(4)       Sources of Funds (See Instructions)  WC
                                               ---------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                       ---------------------------------------------------------

(6)       Citizenship or Place of Organization         a Nevada corporation
                                                       -------------------------
--------------
Number of            (7)  Sole Voting Power             4,977,738
Shares                                                 -------------------------
Beneficially         (8)  Shared Voting Power          -0-
Owned by                                               -------------------------
Each                 (9)  Sole Dispositive Power         4,977,738
Reporting                                              -------------------------
Person With          (10) Shared Dispositive Power      -0-
--------------                                         -------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4,977,738
         -----------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares (See Instructions)
                                     -------------------------------------------
(13)     Percent of Class Represented by Amount in Row (11)  Approximately 17.7%

(14)     Type of Reporting Person (See Instructions)       CO

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ITEM 1.  SECURITY AND ISSUER.

         Item 1 is amended and restated in its entirety as follows:

         This Amendment No.1 to the Schedule 13D, dated October 2, 1997 of Andrx Corporation (the "Company") (as amended, the "Schedule 13D") is filed to reflect information required pursuant to Rule 13d-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, relating to the common shares, par value $0.001 per share ("Common Stock"), of the Company with its principal executive offices located at 4001 S.W. 47th Street, Fort Lauderdale, FL 33314.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER - WATSON PHARMACEUTICALS, INC.

         Item 5 is hereby amended, supplemented and restated as follows:

         (a) Watson beneficially owns 4,977,738 shares (17.5%) of the Company's outstanding Common Stock.

         (b) Watson has sole power to vote and dispose of the 4,977,738 shares.

         (c) Watson sold 580,000 registered shares of the Company's Common Stock on November 23, 1999 for $51 per share in an open market transaction. On November 24, 1999, Watson sold a further 500,000 registered shares of the Company's Common Stock for $50 per share in an open market transaction.

Watson was the beneficial owner of 6,570,738 shares of Common Stock, of which 674,158 were acquired through the exercise of warrants on July 7, 1999. These warrants were granted by the Company to Circa Pharmaceuticals, Inc. ("Circa") in November 1994, prior to Watson's acquisition of Circa in July 1995. On May 17, 1999 the Company declared a two-for-one stock split which was effected in the form of a 100% stock dividend. As a result of the sales described herein, Watson is now the beneficial owner of 4,977,738 shares of Common Stock.

         (d)      Not applicable.

         (e)      Not applicable.

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



                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: November 24, 1999

                                          By: /s/ Robert C. Funsten
                                              -------------------------------
                                              Robert C. Funsten, Senior
                                              Vice President, General Counsel
                                              and Secretary
                                              Watson Pharmaceuticals, Inc.










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